Exhibit 99.1

Commission File Number 001-31914

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONNECTED TRANSACTION

FORMATION OF PARTNERSHIP

The Board announces that the Company, Jiangsu Fund and CLP&C (each as a Limited Partner) intend to enter into the Partnership Agreement with China Life Jiangsu (as the General Partner) by 31 December 2019 for the formation of the Partnership. The total capital contribution by all partners of the Partnership shall be RMB5,000,000,000, of which RMB3,000,000,000 shall be contributed by the Company. All partners have agreed to designate CLEI as the manager of the Partnership.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As CLIC holds 60% of the equity interest in CLP&C and indirectly holds 100% of the equity interest in CLEI, each of CLP&C and CLEI is a connected person of the Company. China Life Jiangsu is an indirect wholly-owned subsidiary of CLEI, and is therefore also a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Given that all applicable percentage ratios in respect of the management fee payable to CLEI, the manager of the Partnership, are less than 0.1%, the arrangement for the payment of management fee is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Commission File Number 001-31914

BACKGROUND

The Board announces that the Company, Jiangsu Fund and CLP&C (each as a Limited Partner) intend to enter into the Partnership Agreement with China Life Jiangsu (as the General Partner) by 31 December 2019 for the formation of the Partnership. The total capital contribution by all partners of the Partnership shall be RMB5,000,000,000, of which RMB3,000,000,000 shall be contributed by the Company. All partners have agreed to designate CLEI as the manager of the Partnership.

PRINCIPAL TERMS OF THE PARTNERSHIP AGREEMENT

Parties

•	General Partner and Managing Partner: China Life Jiangsu

•	Limited Partners: the Company, Jiangsu Fund and CLP&C

Capital Contribution and Payment

The total capital contribution by all partners of the Partnership shall be RMB5,000,000,000. The capital contribution to be made by each of the partners is set out as follows:

Partner	Type	Capital Contribution	Percentage
China Life Jiangsu	General Partner	RMB50,000,000	1%
The Company	Limited Partner	RMB3,000,000,000	60%
Jiangsu Fund	Limited Partner	RMB1,500,000,000	30%
CLP&C	Limited Partner	RMB450,000,000	9%

The Company shall make its capital contribution by instalment according to the requirements specified in the demand note issued by the General Partner for payment of the capital contribution. The General Partner shall issue the demand note for payment of the capital contribution to all the Limited Partners at least 10 business days in advance. The above capital contribution to be made by the Company was determined by the Company based on its asset allocation requirement, and will be funded by its internal resources.

Term of the Partnership

The Partnership shall have a term of eight years from the date of its establishment (i.e the date on which the Partnership completes the formalities of registration with the department in charge of industrial and commercial administration for the first time). The first five years shall be the investment period of the Partnership, and the remaining period upon expiry of the investment period shall be the exit period of the Partnership. Upon proposal by the General Partner and subject to the approval at a partners’ meeting, the Partnership may extend its term for not more than two years.

Commission File Number 001-31914

Management

China Life Jiangsu, the General Partner, shall serve as the managing partner, which shall be responsible for the executive functions and investment operations of the Partnership. All partners have agreed to designate CLEI as the manager of the Partnership for the provision of daily operation and investment management services to the Partnership. The Partnership shall pay to the manager a management fee in relation to such services every six months, which shall be shared by all the Limited Partners in proportion to their respective capital contributions. During the investment period of the Partnership, the annual management fee charged by the manager of the Partnership shall be 1.5% of the capital contribution of the Limited Partners. During the exit period of the Partnership, the annual management fee charged by the manager of the Partnership shall be 1% of the remaining investment amount of the Limited Partners in the Partnership.

The Partnership shall establish an investment decision committee consisting of five members to be appointed by China Life Jiangsu. Each of the Company, Jiangsu Fund and CLP&C shall have the right to appoint one observer to attend any meetings of the investment decision committee. The investment decision committee shall be mainly responsible for making decisions with respect to the investment by the Partnership and its exit therefrom.

Investment Scope

The Partnership will primarily invest in any enterprises or funds associated with the health industries such as medical care, aged care, health information management, pharmaceutical production and services, and the production of health supplements and medical devices, and may apply no more than 20% of the paid- in capital contribution to investment in enterprises or funds in high-tech industries, strategic emerging industries and transformation and upgrade of traditional industries as specified in the Measures of Jiangsu Provincial Government Investment Fund for the Administration of Modern Industry Merger and Acquisition Funds (《 江蘇省政府投資基金現代產業併購基金管理辦法》).

The Partnership may either directly invest in projects or invest in any other funds that are in line with the investment scope of the Partnership. The Partnership may also play a leading role in establishing or making equity investment in any sub-funds with multiple levels and of various types. Unless approved by a partners’ meeting, the investment amount to be made by the Partnership in a single project or fund shall not exceed 20% of its total capital contribution. The percentage of capital contribution to be made by the Partnership in a single project or fund on a cumulative basis shall not exceed 30% of the total capital contribution or equity interest of such project or fund, nor shall the Partnership be its largest investor or shareholder. The percentage of investment to be made by the Partnership in sub-funds or enterprises within Jiangsu Province shall be no less than 60% of the total capital contribution of the Partnership.

Commission File Number 001-31914

Profit Distribution

The profits available for distribution in respect of any particular exited investment project shall be distributed among all partners participating in such investment project in the following order:

(a)

the profits shall be distributed to all the Limited Partners, until each of them has recovered its paid-in capital contribution in such investment project and the partnership fees allocated to such investment project;

(b)

the balance (if any) shall be distributed to the General Partner, until the General Partner has recovered its paid-in capital contribution in such investment project and the partnership fees allocated to such investment project;

(c)

the balance (if any) shall be distributed to all the Limited Partners, until each of them has obtained the profits calculated at an annualized compound rate of return of 8% based on the amount received under item (a) above;

(d)

the balance (if any) shall be distributed to the General Partner, until the General Partner has obtained the profits calculated at an annualized compound rate of return of 8% based on the amount received under item (b) above; and

(e)	any balance shall be distributed between all the Limited Partners participating in such investment project and the General Partner at the ratio of 80:20.

Loss Sharing

Any debts of the Partnership shall be shared by all partners in proportion to their respective capital contributions, provided, however, that the Limited Partners shall be liable for the debts of the Partnership up to the amount of their respective capital contributions, and the General Partner shall bear the unlimited joint and several liability for the debts of the Partnership.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The investment to be made by the Partnership will give support to the strategies of “Integrated Aged- care” and “Inclusive Healthcare Service” of the Company, and its investment scope is in line with the national policies on key industries supported by the PRC. While focusing on the medical health industry, the Partnership caters for upstream and downstream enterprises along the aged-care industry chain, and its investment projects have the features of strong project innovation, great development potential and being less susceptible to economic fluctuations, which satisfy the needs of insurance funds for allocation. The investment to be made by the Partnership can also create a synergistic effect with the principal insurance business of the Company in the aspects of business, governmental cooperation and capital.

Commission File Number 001-31914

The Directors (including the independent non-executive Directors) are of the view that the Transaction is conducted by the Company in its ordinary and usual course of business, on normal commercial terms, is fair and reasonable and in the interests of the Company and its shareholders as a whole. As Mr. Wang Bin, Mr. Su Hengxuan, Mr. Yuan Changqing, Mr. Liu Huimin and Mr. Yin Zhaojun may be regarded as having an interest in the Transaction, they have abstained from voting on the resolution of the Board to approve the Transaction.

RISKS OF THE TRANSACTION

The risks of the Transaction mainly include concentration risk and management risk, the details of which are as follows:

•

Concentration risk: pursuant to the Partnership Agreement, a certain percentage of the capital contribution of the Partnership will be invested in sub-funds or enterprises within Jiangsu Province. Despite the fact that the foundation of development of relevant industries and the investment environment in Jiangsu Province are generally satisfactory, there exists certain concentration risk; and

•	Management risk: with a short history of development, CLEI does not have a convincing record of performance as the manager of the Partnership.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As CLIC holds 60% of the equity interest in CLP&C and indirectly holds 100% of the equity interest in CLEI, each of CLP&C and CLEI is a connected person of the Company. China Life Jiangsu is an indirect wholly-owned subsidiary of CLEI, and is therefore also a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Given that all applicable percentage ratios in respect of the management fee payable to CLEI, the manager of the Partnership, are less than 0.1%, the arrangement for the payment of management fee is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Commission File Number 001-31914

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment fund, and other businesses permitted by the CBIRC.

CLP&C is principally engaged in insurance business and its scope of business includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accidental injury insurance, re-insurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations and other businesses approved by the CBIRC.

Established in June 2016, CLEI has a registered capital of RMB200 million and its scope of business includes equity investment, investment management and asset management. CLEI has the qualification of insurance private equity fund manager and is also a private equity fund manager registered with the Asset Management Association of China.

China Life Jiangsu is in the process of completing the formalities of registration with the department in charge of industrial and commercial administration, and will become an indirect wholly-owned subsidiary of CLEI after its establishment. Its registered capital is expected to be RMB50 million and its scope of business will include equity investment, equity investment management and related services.

Established in September 2015, Jiangsu Fund has a registered capital of RMB10,260 million, and was jointly established by the Department of Finance of Jiangsu Province and Jiangsu Fiscal Investment Co., Ltd.. Jiangsu Fiscal Investment Co., Ltd. is the managing partner of Jiangsu Fund and performs the duties of manager of Jiangsu Fund. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, Jiangsu Fund and its ultimate beneficial owners are third parties independent of the Company and its connected persons.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Board”	the board of Directors of the Company

“CBIRC”	China Banking and Insurance Regulatory Commission

“China Life Jiangsu”	國 壽（江 蘇）股權投資有限公司 (China Life (Jiangsu) Equity Investment Co., Ltd.), a company to be established under the laws of the PRC with limited liability, and an indirect wholly-owned subsidiary of CLEI after its establishment

Commission File Number 001-31914

“CLEI”	國壽股權投資有限公 司 (China Life Equity Investment Co., Ltd.), a company established under the laws of the PRC with limited liability, and an indirect wholly-owned subsidiary of CLIC

“CLIC”	中國人壽保 險（ 集 團 ）公 司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company

“CLP&C”	中國人壽財產保險股份有限公司 (China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC, and a non-wholly owned subsidiary of CLIC owned as to 60% by CLIC and 40% by the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company established under the laws of the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“General Partner”	the partner in the Partnership with unlimited joint and several liability under the Partnership Agreement, being China Life Jiangsu

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Jiangsu Fund”	江蘇省政府投資基金（ 有限合夥 ） (Jiangsu Provincial Government Investment Fund (Limited Partnership)), a limited partnership established under the laws of the PRC

“Limited Partner(s)”	the partner(s) in the Partnership with limited liability up to the amount of their respective capital contributions under the Partnership Agreement, being the Company, Jiangsu Fund and CLP&C

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Partnership”	國 壽（江 蘇）疌泉大健康產業投資基 金（有限合夥） (China Life (Jiangsu) Jiequan Health Industry Investment Fund (Limited Partnership)), a limited partnership to be established under the laws of the PRC

“Partnership Agreement”	the partnership agreement to be entered into by the Company, Jiangsu Fund and CLP&C (each as a Limited Partner) with China Life Jiangsu (as the General Partner) in respect of the Transaction

Commission File Number 001-31914

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning given to it under the Listing Rules

“Transaction”	the formation of the Partnership under the Partnership Agreement

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 22 August 2019

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin,
Leung Oi-Sie Elsie